FILED BY JAMES HARDIE INDUSTRIES N.V.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY:
JAMES HARDIE INDUSTRIES N.V.
(REGISTRATION NO. 333-160177)

24 June 2009	For analyst and media enquiries please
call Sean O’Sullivan on: +612 8274 5239
James Hardie Industries NV announces
proposal to change its domicile
James Hardie Industries NV (James Hardie) today announced that its directors have determined to seek shareholder approval for a two-stage plan (the Proposal) to transform James Hardie into a Societas Europaea (SE), a relatively new form of European corporation (Stage1), and then move its corporate domicile from The Netherlands to Ireland (Stage 2).
The company has been reviewing its corporate domicile for some time and resolving this issue is an important priority. James Hardie Chairman, Michael Hammes, set out the primary factors that have been driving this review, including:
•	the need for key senior managers with global responsibilities to be able to spend more time with James Hardie’s operations and in its markets; and
•	the June 2008 assertion by the US Internal Revenue Service (US IRS) that James Hardie did not qualify for benefits under the tax treaty between the United States and The Netherlands (the US/Netherlands Treaty) for 2006 and 2007. While the company ultimately prevailed, the US IRS could reassert its position for subsequent time periods and, accordingly, James Hardie considers it prudent to mitigate the risk of further disputes with the US IRS.
Because of the proposed change in the company’s domicile, James Hardie also believes it is efficient to transfer its intellectual property and treasury and finance operations from The Netherlands before the expiry on 31 December 2010 of the favourable tax concessions the company currently enjoys in The Netherlands under the Financial Risk Reserve regime.
Mr Hammes said the Board believes that the Proposal and the transfer of the intellectual property, treasury and finance operations to Ireland (together referred to as the Transaction) is the best course of action at this time and is in the best interests of James Hardie and its shareholders because:
•	unlike the US/Netherlands Treaty, the tax treaty between the United States and Ireland (the US/Ireland Treaty) does not contain a “substantial presence test”, requiring key senior managers with global responsibilities to spend a substantial portion of their time in Ireland, thereby allowing those mangers to spend more time with James Hardie’s operations and in its markets;

James Hardie proposal to change domicile	24 June 2009	1 of 15

•	it provides greater certainty for James Hardie to obtain benefits under the US/Ireland Treaty than is the case under the US/Netherlands Treaty;

•	it increases the company’s flexibility to undertake certain transactions under Irish company law, which the directors believe expands the company’s future strategic options;

•	it simplifies the company’s governance structure to a single board of directors;

•	it makes the company’s intellectual property and treasury and finance operations eligible for a statutory tax rate that is currently lower than would be the case if these operations remained in The Netherlands after the expiry of the Financial Risk Reserve regime; and

•	it permits most shareholders to be eligible to receive dividends not subject to withholding tax.
“Importantly, the Proposal will not change the overall commitment of James Hardie to make contributions to the Asbestos Injuries Compensation Fund (AICF) under the Amended and Restated Final Funding Agreement (AFFA),” said James Hardie’s CEO, Louis Gries.
However, if a contribution is due to the AICF in the company’s 2011 financial year, which is not yet known, the costs associated with the Proposal and with the transfer of the intellectual property will most likely reduce the amount of the company’s contribution in that year.
The capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow. Implementing the Proposal is expected to have medium and long-term benefits for the AICF, as the company’s Irish domicile is anticipated to result in reduced tax payments relative to taxes that would be payable if the company remained domiciled in The Netherlands and the intellectual property and treasury and finance operations remained in The Netherlands after 31 December 2010 following the expiry of the Financial Risk Reserve regime.
Before deciding to recommend the Proposal to shareholders, James Hardie’s directors, key senior managers and professional advisers explored a range of alternatives, including remaining in The Netherlands or moving the parent company to the US, Australia or elsewhere in Europe.
The directors determined not to pursue a move to the US or Australia due to, among other reasons, potential tax consequences for shareholders, additional complexity of James Hardie’s corporate structure and practical considerations due to a requirement for acceptance by shareholders holding a minimum of 95% of issued capital.

James Hardie proposal to change domicile	24 June 2009	2 of 15

The alternatives considered by the directors and the reasons for deciding to seek to change the domicile to Ireland, are explained in greater detail in the Explanatory Memorandum on the Proposal, a preliminary version of which is publicly available on our website (www.jameshardie.com, select James Hardie Investor Relations) and the final version of which will be sent to shareholders in advance of an Extraordinary General Meeting to be held in Amsterdam on 21 August 2009.
Costs of the Transaction, including taxes associated with the transfer of the company’s intellectual property, are currently estimated at approximately US$51-71 million, of which:
•	US$14 million has already been incurred and expensed;

•	approximately US$30-50 million relates to Dutch taxes as a result of a capital gain on the transfer of the intellectual property from The Netherlands.
Factors affecting the amount of taxes actually due at the time of the transfer of the intellectual property and the company’s exit from the Financial Risk Reserve regime in The Netherlands are discussed in more detail in the Explanatory Memorandum.
James Hardie’s European operations will continue to be based in Amsterdam. James Hardie’s corporate secretariat, treasury and intellectual property functions are proposed to be based at a new corporate office in Dublin.
Mr Hammes said that, while the costs associated with the Transaction are significant, James Hardie’s directors are of the view that the Proposal is the best course of action at this time for the company and its shareholders and, accordingly, unanimously recommend that shareholders vote in favour of the Proposal and intend to vote their own shares in favour of the Proposal.
Each stage of the Proposal has to be undertaken separately and requires a separate shareholder vote. James Hardie will hold an Extraordinary General Meeting at 11.00am CET on Friday, 21 August 2009 to consider Stage 1 of the Proposal. An Extraordinary Information Meeting will be held in Sydney on 11.30am AEST on Tuesday, 18 August 2009.
In addition to shareholder approval, implementation of the Proposal is subject to satisfaction of certain regulatory and other conditions. James Hardie has agreed with the New South Wales Government that relevant James Hardie companies and the AICF will apply to the Australian Tax Office (ATO) for rulings to replace those previously issued in connection with the AFFA and for confirmation that tax conditions defined in the AFFA will remain unchanged in all material respects after the Proposal is implemented. James Hardie also has undertaken not to complete the merger necessary to effect Stage 1 of the Proposal until after the first to occur of the ATO determining these applications and December 31, 2009.

James Hardie proposal to change domicile	24 June 2009	3 of 15

If shareholders approve Stage 1 and it is implemented, an explanatory memorandum seeking approval for Stage 2 will be distributed in late 2009. If shareholders approve both stages, the Proposal is expected to have been fully implemented by early 2010.
Ends
Additional background information follows
The background information should be read in conjunction with this statement and the Explanatory Memorandum on the Proposal.

James Hardie proposal to change domicile	24 June 2009	4 of 15

Background information: James Hardie
The predecessor to the current James Hardie company was established more than 120 years ago, in 1888, when James Hardie emigrated from Scotland to Melbourne, Australia, and established an import business. The second major figure in the company’s origins, Andrew Reid, arrived in Melbourne in March 1892 and joined James Hardie’s business, becoming a full partner in 1895.
A publicly-owned company, later known as James Hardie Industries Ltd (JHIL), was listed on the stock exchange in 1951. In the following years, the company built up a diverse portfolio of building and industrial products businesses including a wide range of asbestos-based products.
In the mid 1980s, James Hardie pioneered the development of asbestos-free fibre cement technology, and began designing and manufacturing a wide range of fibre cement building products that made use of the benefits that came from the products’ durability, versatility and strength.
Using the technical and manufacturing expertise it developed in Australia, James Hardie expanded its operations, in particular to the US, to become a leading, specialised manufacturer of a wide range of fibre cement building materials.
The growth in James Hardie’s US earnings and future opportunities by the late 1990s resulted in a number of significant structural issues, primarily related to financial inefficiencies for James Hardie and its existing, predominantly Australian, shareholders.
In order to maintain dividends and to fund other obligations in Australia, it would have been necessary to repatriate US-sourced profits to Australia. This would have resulted in significant US withholding taxes being incurred, lowering the after-tax earnings of JHIL and hence limiting distributions to shareholders. This would have reduced the value captured from the continuing growth of the businesses of the US companies within the James Hardie Group.
In 1998 a restructuring was proposed, for which JHIL obtained shareholder approval. The restructuring involved the relocation of senior management and the corporate head office to the US, a corporate restructuring and a proposed Initial Public Offering (IPO) of 15% of the issued share capital of James Hardie NV, the Dutch subsidiary of JHIL which held James Hardie’s operating assets.

James Hardie proposal to change domicile	24 June 2009	5 of 15

Although the relocation of senior management and the corporate head office occurred, adverse share market conditions resulted in the withdrawal of the IPO without resolving the fundamental structural issues outlined above.
Therefore in August 2001, James Hardie undertook a new corporate restructuring to establish a new Dutch holding company, James Hardie Industries NV (JHI NV). The new structure was designed to position the company for further international growth, and generate higher returns for shareholders than were possible under the previous structure. JHI NV now heads the James Hardie group of companies, with operations in North America, Asia Pacific and Europe. JHI NV became a resident of The Netherlands for the purposes of the US-Netherlands tax treaty.
The James Hardie Group also established a Dutch finance subsidiary, James Hardie International Finance BV (JHIF), to finance its operations. JHIF received a 10-year written ruling from the Dutch tax authorities that stated that, subject to complying with the conditions of the ruling, JHIF could apply the Dutch Financial Risk Reserve legislation to its financing operations. This ruling is due to expire on 31 December 2010.
In 2004, the US/Netherlands tax treaty was amended to provide, among other things, new requirements, including a substantial presence test, which the company must meet to continue to qualify for treaty benefits. The amended treaty became effective for the company on 1 February 2006. During fiscal year 2006, the company made significant changes to its organisational and operational structure to satisfy the requirements of the amended treaty.
In June 2008, the US IRS issued the company with a Notice of Proposed Adjustment (NOPA) that concluded that the company did not qualify for treaty benefits under the US/Netherlands Treaty for the years 2006 and 2007, the potential consequences of which was the payment of US withholding tax of 30% on payments of dividends, interest and royalties from the US to The Netherlands. While the company ultimately prevailed, the US IRS could reassert its position for subsequent time periods.
While James Hardie has continued to operate successfully to date as a Netherlands-domiciled company, for reasons outlined in the company statement above, and the questions and answers below, it no longer believes its Netherlands domicile is appropriate. Following a review, James Hardie’s directors have determined to seek shareholder approval for a two-stage Proposal to transform James Hardie into an SE and then move its corporate domicile from The Netherlands to Ireland.
Additional Questions and Answers information follows
The Questions and Answers should be read in conjunction with this statement and the Explanatory Memorandum on the Proposal.

James Hardie proposal to change domicile	24 June 2009	6 of 15

Proposal to change domicile: Questions and Answers
Q1.	What is the Proposal?

A.	The Proposal is to transform the company from a public limited liability corporation registered in The Netherlands (Naamloze Vennootschap (NV)) to a European Company (Societas Europaea (SE)) in a two-stage transaction, which ultimately will result in the relocation of our corporate domicile from The Netherlands to Ireland. See Section 1 of the Explanatory Memorandum for more information.

Q2.	What are the key remaining steps that must be satisfied to implement Stage 1 of the Proposal?

A.	The key remaining steps that must be satisfied to implement Stage 1 of the Proposal are:
•	shareholder approval for Stage 1;

•	completion of an European employee consultation process;

•	receipt of a statement of no objection from the Dutch Ministry of Justice; and, in relation to certain aspects of the transaction, from the Treasurer of Australia;

•	expiry of the one-month period for creditor opposition;

•	confirmation by the High Court of Ireland that all legal requirements for Stage 1 of the Proposal have been satisfied; and

•	the ATO determining the applications that we and the AICF propose to make for rulings to replace the existing tax rulings obtained in relation to the AFFA.
Q3.	What is an SE?

A.	The legal form of the European Company, or Societas Europaea (SE), was created by the European Council on the 8 October 2001. It became subject to Community law in all EU member states on the 8 October 2004, over 30 years after negotiations for the creation of a European company were initiated. The Netherlands implemented the SE legislation on July 2008.

An SE is a legal form of a public limited company recognised in the European Union (which we refer to as the EU) member states, which can be registered in any of those member states. The corporate domicile of an SE can be transferred after shareholder approval to any other EU member state that has implemented the Council Regulation (EC) No 2157/2001 on the Statute for a European Company (which we refer to as the SE Regulation).

James Hardie proposal to change domicile	24 June 2009	7 of 15

Under the SE Regulation, our transformation to an SE will not affect our continuity as a legal person; we continue with the same assets, liabilities, rights and obligations both before and after our transformation to an SE and following the transfer of our corporate domicile to Ireland.

A number of enterprises have become SEs in recent years, including Porsche, Allianz, BASF and Swiss RE International. See Section 4.2 of the Explanatory Memorandum for more information.

Q4.	What is the impact of the Proposal on our asbestos funding arrangements with Asbestos Injuries Compensation Fund?

A.	The Proposal will not change the overall commitment of James Hardie to make contributions to the Asbestos Injuries Compensation Fund (AICF) under the Amended and Restated Final Funding Agreement (AFFA).

However, if a contribution is due to the AICF in James Hardie’s 2011 financial year, which is not yet known, the costs associated with the Transaction will likely reduce the amount of the company’s contribution.

The capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow. Implementing the Transaction is expected to have medium and long-term benefits for the AICF, as James Hardie’s Irish domicile is anticipated to result in reduced tax payments relative to taxes that would be payable if we remained domiciled in The Netherlands and the intellectual property and treasury and finance operations remained in The Netherlands after 31 December 2010 following the expiry of the Financial Risk Reserve regime. See Section 3.2 of the Explanatory Memorandum for more information

While James Hardie does not consider that notice, consent or approval of the Proposal is required under the AFFA, the company has advised the NSW Government and AICF Limited on a courtesy basis of the details of the Proposal.

James Hardie and James Hardie 117 Pty Limited have also signed a deed of confirmation, confirming that the AFFA and the Related Agreements (as defined in the AFFA) to which James Hardie is a party continue in effect once the company is an SE with certain agreed changes to those agreements to reflect the fact that, upon implementation of Stage 2, James Hardie will become subject to Irish law.

James Hardie proposal to change domicile	24 June 2009	8 of 15

Q5.	Why is James Hardie undertaking the Proposal now?

A.	James Hardie’s directors consider this to be an appropriate time for the company and its shareholders to implement the Transaction notwithstanding the current market environment for James Hardie and the global financial and liquidity crisis, as implementation of the Proposal will enable the company to:
•	allow key senior management with global responsibilities more opportunities to work directly with the company’s local operations and in its markets.

James Hardie’s business in the US has been adversely affected by the decline in the US housing market and the turmoil within financial and mortgage lending institutions.

These challenges make it even more costly to maintain substantial management presence in The Netherlands, away from major operations and markets, as required to qualify for benefits under the US/Netherlands Treaty;

•	provide more certainty regarding the company’s ability to obtain benefits under the tax treaty between the US and Ireland (the US/Ireland Treaty) than is the case under the US/Netherlands Treaty; and

•	put in place alternative arrangements in light of the pending expiry of the Financial Risk Reserve regime in The Netherlands on 31 December 2010.

See Section 3.1 of the Explanatory Memorandum for more information.
Q6.	Why is James Hardie leaving The Netherlands?

A.	Qualifying for benefits under the current tax treaty between the US and The Netherlands has become increasingly costly for James Hardie since revisions to the treaty became effective in early 2006, because the revised treaty requires, amongst other things, the company’s key senior managers with global responsibilities to spend a major portion of their time in The Netherlands.

Additionally, in June 2008, the US IRS asserted that James Hardie did not qualify for benefits under the US/Netherlands Treaty for 2006 and 2007. While the company ultimately prevailed, the US IRS could reassert its position for subsequent time periods and, accordingly, James Hardie considers it prudent to mitigate the risk of further disputes with the US IRS.

James Hardie proposal to change domicile	24 June 2009	9 of 15

Finally, the favourable tax concessions James Hardie currently enjoys in The Netherlands under the Financial Risk Reserve regime are due to expire on 31 December 2010. See Section 3.5 of the Explanatory Memorandum for more information.

Q7.	Why is James Hardie moving to Ireland?

A.	A move to Ireland:
•	allows key senior managers with global responsibilities to spend more time with James Hardie’s operations and in its markets;

•	provides greater certainty for James Hardie to obtain benefits under the US/Ireland Treaty than is the case under the US/Netherlands Treaty;

•	increases the company’s flexibility to undertake certain transactions under Irish company law, which the directors believe expands the company’s future strategic options;

•	simplifies the governance structure to a single board of directors;

•	makes the company’s intellectual property and treasury and finance operations eligible for a statutory tax rate that is currently lower than would be the case if these operations remained in The Netherlands after the expiry of the Financial Risk Reserve regime; and

•	permits most shareholders to be eligible to receive dividends not subject to withholding tax.

See Section 3.1 of the Explanatory Memorandum for more information.
Q8.	What makes Ireland an attractive domicile?

A.	Ireland has:
•	a stable political and economic environment;

•	a well-educated workforce;

•	a sophisticated, well-developed corporate and regulatory environment, including a common law regime similar to Australia, the US and the UK; and

•	offers continued access to European markets, as a member of the EU.
Q9.	Why is James Hardie not moving the parent company to the US?

A.	James Hardie considered a range of options for moving the parent company to the US, including: (1) having a new US parent company acquire all of its shares from shareholders in exchange for shares issued by the new US parent

James Hardie proposal to change domicile	24 June 2009	10 of 15

company and (2) by way of a dual incorporation structure under Delaware corporate law and Dutch company law.

Having a new US parent company acquire all of the shares would result in the new US parent company becoming the holding company. This option was considered impractical because unless the new US parent company was able to acquire at least 95% of all of the issued share capital, the transaction could result in two James Hardie entities being publicly listed: a US parent company and a Dutch parent company. This is due to the requirement under Dutch law that 95% of all of the issued share capital needs to be acquired in order to effect a compulsory acquisition of the remaining shares.

The company also considered a move of the parent company to the US by way of a dual incorporation structure under Delaware corporate law and Dutch company law, which would require the approval of 75% of shareholder votes cast at a properly held meeting at which at least 5% of the issued share capital is present or represented. However, the structure resulting from this dual incorporation was determined to be too complex, and it is unclear whether this structure would be fully recognised under Dutch law. In addition, without a ruling from the Australian Taxation Office, it was uncertain whether this transaction would have resulted in an income tax liability for some Australian tax resident shareholders.
See Section 3.5 of the Explanatory Memorandum for more information.

Q10.	Why is James Hardie not moving the parent company to Australia?

A.	James Hardie considered moving the parent company to Australia by having a new Australian parent company acquire all of its shares from shareholders in exchange for shares issued by the new Australian parent company. Such a transaction would result in the new Australian parent company becoming the holding company.

This option was considered to be not as attractive as the Transaction because:
•	as would be the case with a proposed move of the parent company to the US, unless the new Australian parent company was able to acquire at least 95% of all of the issued share capital, the transaction could result in two James Hardie entities being publicly listed: an Australian parent company and a Dutch parent company. This is due to the requirement under Dutch law that 95% of all of the issued share capital needs to be acquired in order to effect a compulsory acquisition of the remaining shares;

James Hardie proposal to change domicile	24 June 2009	11 of 15

•	moving the corporate domicile to Australia by other means was not considered possible under Dutch company law without a potential tax cost to some shareholders; and

•	if the company’s tax residence (and not the corporate domicile) was moved to Australia, dividends paid to shareholders would continue to be subject to a 15% Dutch dividend withholding tax (with the potential for such tax to be offset by shareholders).

See Section 3.5 of the Explanatory Memorandum for more information.
Q11.	Why does the estimate of costs for the Proposal and the transfer of the intellectual property, treasury and finance operations range from US$51-71 million?

A.	Costs of the Transaction, including taxes associated with the transfer of the company’s intellectual property, are currently estimated at approximately US$51-71 million, of which:
•	US$14 million has already been incurred and expensed;

•	approximately US$30-50 million relates to Dutch taxes as a result of a capital gain on the transfer of the Intellectual Property from The Netherlands.
The starting point of the US$30-50 million range was estimated using the fair market value of our intellectual property as of 1 June 2009, and our income forecasts for our Financial Risk Reserve account through to 30 September 2009.

The actual amount of tax paid will depend on, amongst other things, the fair market value of our intellectual property at the time of the transfer. The value of our intellectual property has fluctuated in the past and in the future may vary materially.

As we cannot now determine what the fair market value of our intellectual property will be at the time of the transfer, we have provided an estimate.

Q12.	What level of shareholder approval is required for Stage 1 to be implemented?

A.	For Stage 1 of the Proposal to be implemented, a special resolution must be passed with 75% of the votes represented at the Extraordinary General Meeting cast in favour of the resolution.

James Hardie proposal to change domicile	24 June 2009	12 of 15

Q13.	Why is the Explanatory Memorandum filed with the SEC and the ASX not in its final form?

A.	We need to update certain information once we have finalised and filed our annual report on Form 20-F with the SEC, which will occur before the Explanatory Memorandum is mailed to shareholders. We have not yet completed the review process with the SEC. None of the matters under review are expected to have a material impact on the Proposal. A final version of the Explanatory Memorandum will be filed with the SEC and the ASX as soon as it is available and then mailed to all shareholders.
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

James Hardie proposal to change domicile	24 June 2009	13 of 15

Disclaimer: Forward looking statements
This presentation, and other statements that James Hardie Industries N.V. (James Hardie) may make, including statements about the benefits of James Hardie’s transformation from a Dutch NV to a Dutch SE and subsequent redomicile to Ireland as an Irish SE (the Proposal), may contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements and future results could differ materially from historical performance. These factors, some of which are discussed under Risk Factors in James Hardie’s Registration Statement (described below under the heading “Additional information and where to find it”) include but are not limited to:
•	all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries;

•	required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments;

•	competition and product pricing in the markets in which we operate;

•	the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings;

•	general economic and market conditions;

•	the supply and cost of raw materials;

•	the success of research and development efforts;

James Hardie proposal to change domicile	24 June 2009	14 of 15

•	reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws;

•	risks of conducting business internationally; compliance with and changes in laws and regulations;

•	currency exchange risks;

•	the concentration of our customer base on large format retail customers, distributors and dealers;

•	the effect of natural disasters;

•	changes in our key management personnel;

•	inherent limitations on internal control; use of accounting estimates;

•	and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).
We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions and James Hardie does not undertake to update forward-looking statements.
Additional information and where to find it
In connection with the Proposal, James Hardie has lodged with the Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of a preliminary Explanatory Memorandum/Prospectus. The Registration Statement has not yet been declared effective by the SEC and will be amended before its effectiveness.
While there is no new issue of securities involved in the Proposal under Australian law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia’s Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with ASIC.
Investors and security holders of James Hardie are urged to read the Explanatory Memorandum forming part of the Registration Statement and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie’s Annual Report on Form 20-F and James Hardie’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australia at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries N.V., Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.
All material documents filed with the SEC will be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).
Participants in the solicitation
James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement.

James Hardie proposal to change domicile	24 June 2009	15 of 15